EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six weeks ended November 26, 2006

Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$475.6
Add/(deduct):
Fixed charges	159.4
Distributed income of equity method investees	2.9
Capitalized interest	(3.0)
Earnings available for fixed charges (a)	$634.9

Fixed charges:
Interest expense	$127.7
Capitalized interest	3.0
One third of rental expense (1)	28.7
Total fixed charges (b)	$159.4

Ratio of earnings to fixed charges (a/b)	4.0

(1)                   Considered to be representative of interest factor in rental expense.

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